

Mail Stop 4546

July 11, 2017

Via E-mail
Dr. Bassil Dahiyat
President and Chief Executive Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, CA 91016

Re: Xencor, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36182

Dear Dr. Dahiyat:

We have reviewed your June 22, 2017 response to our comment letter and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our May 26, 2017 letter.

Notes to Financial Statements
1. Summary of Significant Accounting Policies
Collaborative Research and Licensing Agreements
Novartis, page 82

1. We have reviewed your response to prior comment one. Please provide us an analysis of how you determined that future co-development funding for XmAb14045 and XmAb13676 worldwide was not priced at a significant and incremental discount. Include your consideration of the consequences of terminating your funding obligation. That is, upon written notice to Novartis of your intention to terminate your funding obligation, you will be required to fund your share of development costs for the next 12 months and you will lose your rights to commercialize the drug candidates in the United States and instead receive royalties on such sales from Novartis. Refer to ASC 985-605-15-3(d).

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance